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SEC FILE NUMBER
8-53586

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SAINTS ADVISORS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 04 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 MADISON STREET
(No. and Street)

DENVER,	CO	80206
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

SAWYER, KENNETH BENSON	415 773-2080	ken@saintsadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Tuttle & Bond, PLLC
(Name – if individual, state last, first, and middle name)

2954 Goehmann Lane	Fredericksburg	TX	78624
(Address)	(City)	(State)	(Zip Code)

03/19/2019	6543
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION
Electronically signed and notarized online using the Proof platform.

I, KENNETH SAWYER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SAINTS ADVISORS LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Efraim Menashe Salvador
ID NUMBER 134501582
COMMISSION EXPIRES August 10, 2027
NOTARY PUBLIC STATE OF TEXAS

Signature: Kenneth Benson Sawyer

Title: CEO

Notary Public

SEC Mail Processing
MAR 04 2024
Washington, DC

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of Saint Advisors LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Saint Advisors LLC (the "Company") as of December 31, 2023, and the related statements of operations, proprietor's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 16, 2024

We have served as the Saint Advisors LLC's auditor since 2022.

Saints Advisors LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	11,360
Automobile, net		-
Prepaid expenses		619
Total assets	$	11,979
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	-
Total liabilities		-
Member's equity		
Member's equity		11,979
Total member's equity		11,979
Total liabilities and member's equity	$	11,979

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Operations
For the Year Ended December 31, 2023

Revenues		
Transaction fees	$	346,527
Expenses		
Transaction fee offsets		346,527
Depreciation		22,882
Insurance		3,856
Professional fees		9,192
Other		7,241
Total expenses		389,698
Loss from operations		(43,171)
Interest income		937
Net loss before provision for income taxes		(42,234)
Income tax provision		-
Net loss	$	(42,234)

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2023

	Member's Equity
Balance at December 31, 2022	$ 31,213
Capital Contribution	23,000
Net loss	(42,234)
Balance at December 31, 2023	$ 11,979

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flow from operating activities:		
Net loss		$ (42,234)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 22,882	
(Increase) decrease in assets:		
Prepaid expenses	161	
Total adjustments		23,043
Net cash provided by (used in) operating activities		(19,191)
Net cash provided by investing activities		-
Net cash provided by (used in) financing activities		
Capital contributions		23,000
Net increase in cash		3,809
Cash at beginning of year		7,551
Cash at end of year		$ 11,360

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Notes to Financial Statements
December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company") was organized on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition solutions, corporate development and other advisory services to private companies and investment funds in the technology industry.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for services performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts The Company also receives transaction success fees, which are recognized when the underlying transaction is completed, the Company has no further obligations and collection is reasonably assured.

Automobile is stated at cost. Repairs and maintenance to this asset are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has incurred net losses for the past seven years, which may continue. If so, the Company is reliant upon its Member for capital contributions in order to continue as a going

concern. The Member has the available financial resources and has committed to fund the Company's continued operations as needed.

The Company considers all highly liquid investments, including money market accounts, with insignificant interest rate risk and maturities of ninety days or less when purchased to be cash equivalents. The Company may enter into overnight repurchase agreements ("repos"), under which securities are purchased, with an obligation to resell them the following day. Securities purchased under agreements to resell are recorded at face value and reported as cash and cash equivalents.

Note 2: AUTOMOBILE, NET

Automobile is stated at cost net of accumulated depreciation. Automobile was recorded at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Automobile is presented on the balance sheet net of accumulated depreciation and summarized by major classification as follows:

			Useful Life
Automobile	$	91,529	3 Years
Less: accumulated depreciation		(91,529)	
Automobile, net	$	-	

Depreciation expense for the year ended December 31, 2023 was $ 22,882.

Note 3: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel and administrative expenses. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the Statement of Operations. For the year ended December 31, 2023, the Company paid $1,422 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2023, the Company received an aggregate of $346,527of transaction fees from transactions involving Saints Ventures II, L.P. from which, $135,318 was paid to Saints Capital Services LLC and $211,209 were reimbursed to Saints Ventures II, L.P., which is an affiliate; as the Member of the Company is also a Managing Member of the General Partner of Saints Ventures II, L.P.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2024, the date of issuance.

Based upon this review, the Company has determined that there were no events or transaction which took place that would have a material impact on its financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023, the Company had net capital of $11,360 which was $6,360 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS CONTINGENCIES AND GUARANTEES

As of December 31, 2023, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at December 31, 2023, or during the year ended.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: RISK FACTORS

The estimates and assumptions underlying these financial statements are based on the information available as of the date of issuance of these financial statements, including judgments about the financial markets and economic conditions which may change over time.

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2023

Computation of net capital			
Total equity		$	11,979
Less: Non-allowable assets			
Prepaid expenses and Automobile, net			(619)
Net capital before adjustments			11,360
Adjustments & undue concentration			-
Net capital			11,360
Computation of net capital requirements			
Minimum net capital requirements			
6 2/3 percent of net aggregate indebtedness	$ -		
Minimum dollar net capital required	5,000		
Net capital required (greater of above)			(5,000)
Excess net capital		$	6,360
Ratio of aggregate indebtedness to net capital	0:1		

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2023.

See report of independent registered public accounting firm

Saints Advisors LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2023

The computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company is not subject to the provisions of Rule 15c3-3 as the Company does not and the Company anticipates that it will not, hold customer funds or securities, and that its business activities are and will remain as private placements and due diligence fees. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
of the Securities and Exchange Act of 1934
For the Year-End December 31, 2023

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Kenneth Sawyer
Saint Advisors LLC
1624 Market Street, Ste 226
Denver, CO 80202

Dear Mr. Sawyer,

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Saint Advisors LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Saint Advisors LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saint Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Saint Advisors LLC.

Tuttle & Bond PLLC

Fredericksburg, Texas
February 16, 2024

Saints Advisors LLC
205 Madison Street
Denver, CO 80206

Saints Advisors LLC's Exemption Report

January 31, 2024

To: Tuttle & Bond PLLC

Re: 17 C.F.R. § 240.15c3-3(k)

Saints Advisors LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:

(1) consulting on transactions with affiliates; (2) acting as a broker on private transactions for affiliated entities

The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Saints Advisors LLC

I, Kenneth Sawyer, do hereby affirm that to my best knowledge and belief this Exemption Report is true and correct.

DocuSigned by:
Kenneth Sawyer
7B94F2D8E28142D...

Managing Member